Reshoot & Edit
                           A Nevada Corporation
                          10685 Oak Crest Avenue
                          Las Vegas, Nevada 89144
                         Telephone:  (702) 610-6523

October 6, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Patrick Kuhn
            Staff Accountant

Re:  Reshoot & Edit
     Form 8-K filed on September 25, 2009
     File No.:  000-52439

Dear Mr. Kuhn:

On behalf of Reshoot & Edit, this letter responds to your September 29, 2009 comment letter, concerning Item 4.01 on our Form 8-K filed with the Commission on September 25, 2009.

We respectfully note the Staff's comment, and have filed an amended Form 8-K/A with a letter from our former auditor, Seale and Beers, CPAs as
Exhibit 16.

The Company hereby acknowledges that:

  o the company is responsible for the adequacy and accuracy of the disclosures in the filing;

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

Reshoot & Edit

By:  /s/ Dana Washington
---------------------------------
         Dana Washington
         Chief Executive Officer and
         Chief Financial Officer

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